AudioCardio
Statement of Cash Flows
As of December 31, 2021

	2021
Cash Flows from Operating Activities	
Net Income Loss	**($9,336)**
to net cash provided by operations	
Depreciation	1,023
Shared-based compensation	754
Changes in operating assets and liabilities	
Increase (Decrease) in accrued expenses	7,242
Net cash used in operating activities	**(317)**
Cash Flows from Investing Activities	
Payments for internally developed sotfware	(74,811)
Net cash used in investing activities	**(74,811)**
Cash Flows from Financing Activities	
Issuance of common stock	0
Issuance of SAFEs	185,835
Net cash provided by financing activities	**185,835**
Net change in cash and cash equivalents	**67,467**
Cash and cash equivalents at beginning of period	86,963
Cash and cash equivalents at end of period	**$154,430**